L'ORÉAL

RECEIVED
2005 SEP 29 P 2:-7

L'OREAL
International Financial Information Department

23rd September, 2005

05011548

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Press Realease:
"L'Oréal makes further investment in China with opening of its first Research centre in the country"

Very truly yours,

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

9/30

Press Release

L'ORÉAL

L'Oréal makes further investment in China with opening of its first Research centre in the country

Pudong (September 23, 2005) –L'Oréal, the world's leading cosmetics company, announced today the opening of a new research facility in China, the Pudong L'Oréal Research Centre, whose main mission will be to conduct and support basic science research to vastly improve present understanding of the structure and behavior of Chinese hair and skin.

Located in Pudong, on the outskirts of Shanghai, the Research Centre is the first facility of its type operated by a cosmetics company equipped with a world-class team of chemists and physicists to advance the understanding of the unique properties of the hair and skin of people of Chinese descent. The research complex of 3,000m² will also house product laboratories with expertise in Asian products and consumer products evaluation centres. L'Oréal will leverage the valuable knowledge that is obtained from the research that is conducted at the Pudong L'Oréal Research Centre to develop innovative and better performing new hair care, skincare and cosmetic products for a growing number of Chinese and Asian consumers worldwide.

"*The opening of this Research Centre represents an important turning point for our company and for people of Asian descent around the world. The knowledge and insights that we gain through research conducted at the Pudong Research Center will ultimately allow us to develop innovative new products that better service the beauty care needs of the global Asian market,*" declared Sir Lindsay Owen-Jones, CEO of L'Oréal.

The decision to invest in China is part of a long-term global strategy and commitment to formulate cosmetic products that meet consumer needs the world over, whilst continuing to respect cultural diversity. The Pudong Research Centre will be responsible for developing efficient, high-tolerance products that support L'Oréal's brand internationalization strategy – adapting brands originating from other parts of the world to the Chinese and Asian consumer needs; whilst also supporting the internationalization of Chinese origin brands, such as Yue-Sai.

The Pudong facility will initially contain development laboratories focusing on make-up, skincare and haircare. In 2006 the facility will be expanded to house biology laboratories focusing on tissue engineering and chemical laboratories which will concentrate on effectively leveraging botanical raw materials that are inspired by or used in Chinese medicine. By year-end 2006, more than 60 employees will work at the centre, the vast majority of them hired locally.

L'Oréal, which was founded almost 100 years ago by a scientist, has always placed an emphasis on the importance of research. The company invests 3, 4% of its total sales (507 million euros in 2004) in research and development every year - more than one third of this investment is in fundamental research. The company has had strong ties with the scientific community in China since 1996 when the company first started operating in the country and works with prominent universities, hospitals, research institutions and raw material providers.

At L'Oréal, almost 3,000 researchers, 14 research centres and 13 evaluation centres around the world play their part in developing some 4,000 new formulas for the main cosmetics businesses.

With more than 98 years of experience in the beauty industry, in 2004 L'Oréal reported consolidated sales of €14,534 million euros. The group has a global workforce of 52,000 employees and maintains a diverse, yet complementary, portfolio of 17 international brands, sold in 130 countries.

L'Oréal's international brands today include L'Oréal Paris, Garnier, SoftSheen.Carson, Maybelline New York, Laboratoires Vichy, La Roche-Posay, L'Oréal Professionnel, Matrix, Redken, Lancôme, Biotherm, Kiehl's, Shu Uemura, Helena Rubinstein, as well as Cacharel, Giorgio Armani and Ralph Lauren perfumes; in addition to Yue-Sai and Innéov.

L'Oréal is the cosmetics industry's largest investor in research with a hi-tech industrial approach that guarantees innovative, high-value-added products.

Press Contact :
Mike Rumsby 01 47 56 76 71 email : mrumsby@dgc.loreal.com